SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announced on 2 March 2011 that the BP Annual Report and Form 20-F 2010, the Notice of Annual General Meeting and Form of Proxy for the 2011 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the BP Annual Report and Form 20-F 2010 at www.bp.com/annualreport.  This follows the release on 1 February 2011 of the Company's Preliminary Results Announcement for the year ended 31 December 2010 (the 'Preliminary Announcement')

In compliance with 9.6.1 of the Listing Rules, on 2 March 2011 the Company submitted to the UK Listing Authority via the National Storage Mechanism copies of:
BP Annual Report and Form 20-F 2010
BP Summary Review 2010
Notice of BP Annual General Meeting 2011
Proxy Form
Notification of availability card.

The BP Annual Report and Form 20-F 2010 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 14 April 2011 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly after Monday 18 April 2011.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement.  Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2010.

APPENDIX A - AUDIT REPORTS

The Preliminary Announcement includes a condensed set of financial statements. Audited financial statements for 2010 are contained in the BP Annual Report and Form 20-F 2010. The Independent Auditor's Report on the consolidated financial statements is set out in full on page 143 of the BP Annual Report and Form 20-F 2010 and the Independent Auditor's Report on the parent company financial statements is set out in full on page PC2 of the BP Annual Report and Form 20-F 2010. Both audit reports are unqualified and do not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted from page 142 of the BP Annual Report and Form 20-F 2010. This statement relates solely to the BP Annual Report and Form 20-F 2010 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

The directors confirm that to the best of their knowledge:
·
 The consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

·
 The management report, which is incorporated in the directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties.

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out pages 27 to 32 of the BP Annual Report and Form 20-F 2010. The following is extracted in full and unedited form from the BP Annual Report and Form 20-F 2010:

Risk factors

We urge you to consider carefully the risks described below. The potential impact of their occurrence could be for our business, financial condition and results of operations to suffer and the trading price and liquidity of our securities to decline.
Our system of risk management identifies and provides the response to risks of group significance through the establishment of standards and other controls. Any failure of this system could lead to the occurrence, or re-occurrence, of any of the risks described below and a consequent material adverse effect on BP's business, financial position, results of operations, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda.
The risks are categorized against the following areas: strategic; compliance and control; and safety and operational. In addition, we have also set out two further risks for your attention - those resulting from the Gulf of Mexico oil spill (the Incident) and those related to the general macroeconomic outlook.

The Gulf of Mexico oil spill has had and could continue to have a material adverse impact on BP.
There is significant uncertainty in the extent and timing of costs and liabilities relating to the Incident, the impact of the Incident on our reputation and the resulting possible impact on our ability to access new opportunities. There is also significant uncertainty regarding potential changes in applicable regulations and the operating environment that may result from the Incident. These increase the risks to which the group is exposed and may cause our costs to increase. These uncertainties are likely to continue for a significant period. Thus, the Incident has had, and could continue to have, a material adverse impact on the group's business, competitive position, financial performance, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US.
We recognized charges totalling $40.9 billion in 2010 as a result of the Incident. The total amounts that will ultimately be paid by BP in relation to all obligations relating to the Incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP's negligence), the outcome of litigation, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably. The risks associated with the Incident could also heighten the impact of the other risks to which the group is exposed as further described below.

The general macroeconomic outlook can affect BP's results given the nature of our business.
In the continuing uncertain financial and economic environment, certain risks may gain more prominence either individually or when taken together. Oil and gas prices can be very volatile, with average prices and margins influenced by changes in supply and demand. This is likely to exacerbate competition in all businesses, which may impact costs and margins. At the same time, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal and regulatory frameworks of the oil and gas industry, including the risk of increased taxation, nationalization and expropriation. The global financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition, business prospects and liquidity and may result in a decline in the trading price and liquidity of our securities.
Capital markets have regained some confidence after the banking crisis of 2008 but are still subject to volatility and if there are extended periods of constraints in these markets, or if we are unable to access the markets, including due to our financial position or market sentiment as to our prospects, at a time when cash flows from our business operations may be under pressure, our ability to maintain our long-term investment programme may be impacted with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements.

Strategic risks
Access and renewal - BP's future hydrocarbon production depends on our ability to renew and reposition our portfolio. Increasing competition for access to investment opportunities, the effects of the Gulf of Mexico oil spill on our reputation and cash flows, and more stringent regulation could result in decreased access to opportunities globally.
Successful execution of our group strategy depends on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally and heightened political and economic risks in certain countries where significant hydrocarbon basins are located. Lack of material positions in new markets could impact our future hydrocarbon production.
Moreover, the Gulf of Mexico oil spill has damaged BP's reputation, which may have a long-term impact on the group's ability to access new opportunities, both in the US and elsewhere. Adverse public, political and industry sentiment towards BP, and towards oil and gas drilling activities generally, could damage or impair our existing commercial relationships with counterparties, partners and host governments and could impair our access to new investment opportunities, exploration properties, operatorships or other essential commercial arrangements with potential partners and host governments, particularly in the US. In addition, responding to the Incident has placed, and will continue to place, a significant burden on our cash flow over the next several years, which could also impede our ability to invest in new opportunities and deliver long-term growth.
More stringent regulation of the oil and gas industry generally, and of BP's activities specifically, arising from the Incident, could increase this risk.

Prices and markets - BP's financial performance is subject to the fluctuating prices of crude oil and gas as well as the volatile prices of refined products and the profitability of our refining and petrochemicals operations.
Oil, gas and product prices are subject to international supply and demand. Political developments and the outcome of meetings of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group's results of operations in the period in which it occurs. Rapid material or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate and may impact shareholder returns, including dividends and share buybacks, or share price. Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.
Refining profitability can be volatile, with both periodic over-supply and supply tightness in various regional markets, coupled with fluctuations in demand. Sectors of the petrochemicals industry are also subject to fluctuations in supply and demand, with a consequent effect on prices and profitability.

Climate change and carbon pricing - climate change and carbon pricing policies could result in higher costs and reduction in future revenue and strategic growth opportunities.
Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted. Our commitment to the transition to a lower-carbon economy may create expectations for our activities, and the level of participation in alternative energies carries reputational, economic and technology risks.

Socio-political - the diverse nature of our operations around the world exposes us to a wide range of political developments and consequent changes to the operating environment, regulatory environment and law.
We have operations in countries where political, economic and social transition is taking place. Some countries have experienced, or may experience in the future, political instability, changes to the regulatory environment, changes in taxation, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, and could cause us to incur additional costs. In particular, our investments in the US, Russia, Iraq, Egypt, Libya and other countries could be adversely affected by heightened political and economic environment risks. See pages 14-15 for information on the locations of our major assets and activities.
We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate, our reputation and shareholder value could be damaged.

Competition - BP's group strategy depends upon continuous innovation in a highly competitive market.
The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency, while ensuring safety and operational risk is not compromised. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.
Investment efficiency - poor investment decisions could negatively impact our business.
Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective investment selection and development could lead to loss of value and higher capital expenditure.

Reserves replacement - inability to progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves and negatively impact our business.
Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed in a timely and efficient manner, we will be unable to sustain long-term replacement of reserves.

Liquidity, financial capacity and financial exposure - failure to operate within our financial framework could impact our ability to operate and result in financial loss. Exchange rate fluctuations can impact our underlying costs and revenues.
The group seeks to maintain a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity. This framework constrains the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to accurately forecast or maintain sufficient liquidity and credit to meet these needs could impact our ability to operate and result in a financial loss. Commercial credit risk is measured and controlled to determine the group's total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth and to meet our obligations. The change in the group's financial framework to make it more prudent may not be sufficient to avoid a substantial and unexpected cash call.
BP's clean-up costs and potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and could continue to have, a material adverse impact on the group's business, competitive position, financial performance, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, we have recognized a total charge of $40.9 billion during 2010 and further potential liabilities may continue to have a material adverse effect on the group's results of operations and financial condition. See Financial statements - Note 2 on page 158 and Legal proceedings on pages 130-131. More stringent regulation of the oil and gas industry arising from the Incident, and of BP's activities specifically, could increase this risk.
Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.
For more information on financial instruments and financial risk factors see Financial statements - Note 27 on page 185.

Insurance - BP's insurance strategy means that the group could, from time to time, be exposed to material uninsured losses which could have a material adverse effect on BP's financial condition and results of operations.
The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This means that the group could be exposed to material uninsured losses, which could have a material adverse effect on its financial condition and results of operations. In particular, these uninsured costs could arise at a time when BP is facing material costs arising out of some other event which could put pressure on BP's liquidity and cash flows. For example, BP has borne and will continue to bear the entire burden of its share of any property damage, well control, pollution clean-up and third-party liability expenses arising out of the Gulf of Mexico oil spill incident.

Compliance and control risks
Regulatory - the oil industry in general, and in particular the US industry following the Gulf of Mexico oil spill, may face increased regulation that could increase the cost of regulatory compliance and limit our access to new exploration properties.
The Gulf of Mexico oil spill is likely to result in more stringent regulation of oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, as well as access to new drilling areas. Regulatory or legislative action may impact the industry as a whole and could be directed specifically towards BP. For example, in the US, legislation is currently being considered that may impact BP's existing contracts with the US Government or limit its ability to enter into new contracts with the US Government. The US Government imposed a moratorium on certain offshore drilling activities, which was subsequently lifted in October 2010; however, the implications of the moratorium for how quickly the industry will return to drilling remains uncertain. Similar actions may be taken by governments elsewhere in the world. New regulations and legislation, as well as evolving practices, could increase the cost of compliance and may require changes to our drilling operations, exploration, development and decommissioning plans, and could impact our ability to capitalize on our assets and limit our access to new exploration properties or operatorships, particularly in the deepwater Gulf of Mexico. In addition, increases in taxes, royalties and other amounts payable to governments or governmental agencies, or restrictions on availability of tax relief, could also be imposed as a response to the Incident.
In addition, the oil industry is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. We buy, sell and trade oil and gas products in certain regulated commodity markets. Failure to respond to changes in trading regulations could result in regulatory action and damage to our reputation. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs.
For more information on environmental regulation, see pages 78-81.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our employees could be damaging to our reputation and shareholder value.
Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including non-compliance with anti-bribery, anti-corruption and other applicable laws could be damaging to our reputation and shareholder value. Multiple events of non-compliance could call into question the integrity of our operations. For example, in our trading businesses, there is the risk that a determined individual could operate as a 'rogue trader', acting outside BP's delegations, controls or code of conduct in pursuit of personal objectives that could be to the detriment of BP and its shareholders.
For certain legal proceedings involving the group, see Legal proceedings on pages 130-133. For further information on the risks involved in BP's trading activities, see Operational risks - Treasury and trading activities on page 31.

Liabilities and provisions - BP's potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost and burdens of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had, and are expected to continue to have, a material adverse impact on the group's business.
Under the OPA 90 BP Exploration & Production Inc. is one of the parties financially responsible for the clean-up of the Gulf of Mexico oil spill and for certain economic damages as provided for in OPA 90, as well as any natural resource damages associated with the spill and certain costs incurred by federal and state trustees engaged in a joint assessment of such natural resource damages.
BP and certain of its subsidiaries have also been named as defendants in numerous lawsuits in the US arising out of the Incident, including actions for personal injury and wrongful death, purported class actions for commercial or economic injury, actions for breach of contract, violations of statutes, property and other environmental damage, securities law claims and various other claims. See Legal proceedings on page 130.
BP is subject to a number of investigations related to the Incident by numerous federal and State agencies. See Legal proceedings on page 130. The types of enforcement action pursued and the nature of the remedies sought will depend on the discretion of the prosecutors and regulatory authorities and their assessment of BP's culpability following their investigations. Such enforcement actions could include criminal proceedings against BP and/or employees of the group. In addition to fines and penalties, such enforcement actions could result in the suspension of operating licences and debarment from government contracts. Debarment of BP Exploration & Production Inc. would prevent it from bidding on or entering into new federal contracts or other federal transactions, and from obtaining new orders or extensions to existing federal contracts, including federal procurement contracts or leases. Dependent on the circumstances, debarment or suspension may also be sought against affiliated entities of BP Exploration & Production Inc.
Although BP believes that costs arising out of the spill are recoverable from its partners and other parties responsible under OPA 90, such recovery is not certain and BP has recognized all of the costs incurred in its financial statements (see Financial statements - Note 2 on page 158, Note 37 on page 199 and Note 44 on page 218, under 'Contingent assets relating to the Gulf of Mexico oil spill').
Any finding of gross negligence for purposes of penalties sought against the group under the Clean Water Act would also have a material adverse impact on the group's reputation, would affect our ability to recover costs relating to the Incident from our partners and other parties responsible under OPA 90 and could affect the fines and penalties payable by the group with respect to the Incident under enforcement actions outside the Clean Water Act context.
The Gulf of Mexico oil spill has damaged BP's reputation. This, combined with other recent events in the US (including the 2005 explosion at the Texas City refinery and the 2006 pipeline leaks in Alaska), may lead to an increase in the number of citations and/or the level of fines imposed in relation to the Gulf of Mexico oil spill and any future alleged breaches of safety or environmental regulations.
Claims by individuals and businesses under OPA 90 are adjudicated by the Gulf Coast Claims Facility (GCCF) headed by Kenneth Feinberg, who was jointly appointed by BP and the US Administration. On 18 February 2011, the GCCF announced its final rules governing payment options, eligibility and substantiation criteria, and final payment methodology. The impact of these rules, or other events related to the adjudication of claims, on future payments by the GCCF is uncertain. Payments could ultimately be significantly higher or lower than the amount we have estimated for individual and business claims under OPA 90 included in the provision BP recognized for litigation and claims. (See Financial statements - Note 37 on page 199 under Litigation and claims.)

Changes in external factors could affect our results of operations and the adequacy of our provisions.
We remain exposed to changes in the external environment, such as new laws and regulations (whether imposed by international treaty or by national or local governments in the jurisdictions in which we operate), changes in tax or royalty regimes, price controls, government actions to cancel or renegotiate contracts, market volatility or other factors. Such factors could reduce our profitability from operations in certain jurisdictions, limit our opportunities for new access, require us to divest or write-down certain assets or affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.
External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.

Safety and operational risks
The risks inherent in our operations include a number of hazards that, although many may have a low probability of occurrence, can have extremely serious consequences if they do occur, such as the Gulf of Mexico incident. The occurrence of any such risks could have a consequent material adverse impact on the group's business, competitive position, cash flows, results of operations, financial position, prospects, liquidity, shareholder returns and/or implementation of the group's strategic goals.

Process safety, personal safety and environmental risks - the nature of our operations exposes us to a wide range of significant health, safety, security and environmental risks, the occurrence of which could result in regulatory action, legal liability and increased costs and damage to our reputation.
The nature of the group's operations exposes us to a wide range of significant health, safety, security and environmental risks. The scope of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. In addition, in many of our major projects and operations, risk allocation and management is shared with third parties, such as contractors, sub-contractors, joint venture partners and associates. See 'Joint ventures and other contractual arrangements - BP may not have full operational control and may have exposure to counterparty credit risk and disruptions to our operations due to the nature of some of its business relationships' on page 32.
There are risks of technical integrity failure as well as risk of natural disasters and other adverse conditions in many of the areas in which we operate, which could lead to loss of containment of hydrocarbons and other hazardous material, as well as the risk of fires, explosions or other incidents.
In addition, inability to provide safe environments for our workforce and the public could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.
Our operations are often conducted in difficult or environmentally sensitive locations, in which the consequences of a spill, explosion, fire or other incident could be greater than in other locations. These operations are subject to various environmental laws, regulations and permits and the consequences of failure to comply with these requirements can include remediation obligations, penalties, loss of operating permits and other sanctions. Accordingly, inherent in our operations is the risk that if we fail to abide by environmental and safety and protection standards, such failure could lead to damage to the environment and could result in regulatory action, legal liability, material costs and damage to our reputation or licence to operate.
To help address health, safety, security, environmental and operations risks, and to provide a consistent framework within which the group can analyze the performance of its activities and identify and remediate shortfalls, BP implemented a group-wide operating management system (OMS). The embedding of OMS continues and following the Gulf of Mexico oil spill an enhanced S&OR function is being established, reporting directly to the group chief executive. There can be no assurance that OMS will adequately identify all process safety, personal safety and environmental risk or provide the correct mitigations, or that all operations will be in compliance with OMS at all times.

Security - hostile activities against our staff and activities could cause harm to people and disrupt our operations.
Security threats require continuous oversight and control. Acts of terrorism, piracy, sabotage and similar activities directed against our operations and offices, pipelines, transportation or computer systems could cause harm to people and could severely disrupt business and operations. Our business activities could also be severely disrupted by civil strife and political unrest in areas where we operate.

Product quality - failure to meet product quality standards could lead to harm to people and the environment and loss of customers.
Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.

Drilling and production - these activities require high levels of investment and are subject to natural hazards and other uncertainties. Activities in challenging environments heighten many of the drilling and production risks including those of integrity failures, which could lead to curtailment, delay or cancellation of drilling operations, or inadequate returns from exploration expenditure.
Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. Our exploration and production activities are often conducted in extremely challenging environments, which heighten the risks of technical integrity failure and natural disasters discussed above. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements. In addition, exploration expenditure may not yield adequate returns, for example in the case of unproductive wells or discoveries that prove uneconomic to develop. The Gulf of Mexico incident illustrates the risks we face in our drilling and production activities.

Transportation - all modes of transportation of hydrocarbons involve inherent and significant risks.
All modes of transportation of hydrocarbons involve inherent risks. An explosion or fire or loss of containment of hydrocarbons or other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on the environment and people and given the high volumes involved.

Major project delivery - our group plan depends upon successful delivery of major projects, and failure to deliver major projects successfully could adversely affect our financial performance.
Successful execution of our group plan depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production or production growth, including maintenance turnaround programmes, and/or a major programme designed to enhance shareholder value could adversely affect our financial performance. Successful project delivery requires, among other things, adequate engineering and other capabilities and therefore successful recruitment and development of staff is central to our plans. See 'People and capability - successful recruitment and development of staff is central to our plans' on page 31.

Digital infrastructure is an important part of maintaining our operations, and a breach of our digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment and breaches of regulations.
The reliability and security of our digital infrastructure are critical to maintaining the availability of our business applications. A breach of our digital security could cause serious damage to business operations and, in some circumstances, could result in injury to people, damage to assets, harm to the environment and breaches of regulations.

Business continuity and disaster recovery - the group must be able to recover quickly and effectively from any disruption or incident, as failure to do so could adversely affect our business and operations.
Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect business and operations.

Crisis management - crisis management plans are essential to respond effectively to emergencies and to avoid a potentially severe disruption in our business and operations.
Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond, or are perceived not to respond, in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.

People and capability - successful recruitment and development of staff is central to our plans.
Successful recruitment of new staff, employee training, development and long-term renewal of skills, in particular technical capabilities such as petroleum engineers and scientists, are key to implementing our plans. Inability to develop human capacity and capability, both across the organization and in specific operating locations, could jeopardize performance delivery.
In addition, significant management focus is required in responding to the Gulf of Mexico oil spill Incident. Although BP set up the Gulf Coast Restoration Organization to manage the group's long-term response, key management and operating personnel will need to continue to devote substantial attention to responding to the Incident and to address the associated consequences for the group. The group relies on recruiting and retaining high-quality employees to execute its strategic plans and to operate its business. The Incident response has placed significant demands on our employees, and the reputational damage suffered by the group as a result of the Incident and any consequent adverse impact on our performance could affect employee recruitment and retention.

Treasury and trading activities - control of these activities depends on our ability to process, manage and monitor a large number of transactions. Failure to do this effectively could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation.
Following the Gulf of Mexico oil spill, Moody's Investors Service, Standard and Poor's and Fitch Ratings downgraded the group's long-term credit ratings. Since that time, the group's credit ratings have improved somewhat but are still lower than they were immediately before the Gulf of Mexico oil spill. The impact that a significant operational incident can have on the group's credit ratings, taken together with the reputational consequences of any such incident, the ratings and assessments published by analysts and investors' concerns about the group's costs arising from any such incident, ongoing contingencies, liquidity, financial performance and volatile credit spreads, could increase the group's financing costs and limit the group's access to financing. The group's ability to engage in its trading activities could also be impacted due to counterparty concerns about the group's financial and business risk profile in such circumstances. Such counterparties could require that the group provide collateral or other forms of financial security for its obligations, particularly if the group's credit ratings are downgraded. Certain counterparties for the group's non-trading businesses could also require that the group provide collateral for certain of its contractual obligations, particularly if the group's credit ratings were downgraded below investment grade or where a counterparty had concerns about the group's financial and business risk profile following a significant operational incident. In addition, BP may be unable to make a drawdown under certain of its committed borrowing facilities in the event we are aware that there are pending or threatened legal, arbitration or administrative proceedings which, if determined adversely, might reasonably be expected to have a material adverse effect on our ability to meet the payment obligations under any of these facilities. Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees. Extended constraints on the group's ability to obtain financing and to engage in its trading activities on acceptable terms (or at all) would put pressure on the group's liquidity. In addition, this could occur at a time when cash flows from our business operations would be constrained following a significant operational incident, and the group could be required to reduce planned capital expenditures and/or increase asset disposals in order to provide additional liquidity, as the group did following the Gulf of Mexico oil spill.

Joint ventures and other contractual arrangements - BP may not have full operational control and may have exposure to counterparty credit risk and disruptions to our operations and strategic objectives due to the nature of some of its business relationships.
Many of our major projects and operations are conducted through joint ventures or associates and through contracting and sub-contracting arrangements. These arrangements often involve complex risk allocation, decision-making processes and indemnification arrangements. In certain cases, we may have less control of such activities than we would have if BP had full operational control. Our partners may have economic or business interests or objectives that are inconsistent with or opposed to, those of BP, and may exercise veto rights to block certain key decisions or actions that BP believes are in its or the joint venture's or associate's best interests, or approve such matters without our consent. Additionally, our joint venture partners or associates or contractual counterparties are primarily responsible for the adequacy of the human or technical competencies and capabilities which they bring to bear on the joint project, and in the event these are found to be lacking, our joint venture partners or associates may not be able to meet their financial or other obligations to their counterparties or to the relevant project, potentially threatening the viability of such projects. Furthermore, should accidents or incidents occur in operations in which BP participates, whether as operator or otherwise, and where it is held that our sub-contractors or joint-venture partners are legally liable to share any aspects of the cost of responding to such incidents, the financial capacity of these third parties may prove inadequate to fully indemnify BP against the costs we incur on behalf of the joint venture or contractual arrangement. Should a key sub-contractor, such as a lessor of drilling rigs, be no longer able to make these assets available to BP, this could result in serious disruption to our operations. Where BP does not have operational control of a venture, BP may nonetheless still be pursued by regulators or claimants in the event of an incident.

APPENDIX D - RELATED PARTY TRANSACTIONS

There have been no significant changes in the group's material related party transactions as disclosed in the BP Annual Report and Accounts 2009.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

The following information is extracted from page 34 of the BP Annual Report and Form 20-F 2010.

On 20 April 2010, following a well blowout in the Gulf of Mexico, an explosion and fire occurred on the semi-submersible rig Deepwater Horizon and on 22 April the vessel sank. Tragically, 11 people lost their lives and 17 others were injured. Hydrocarbons continued to flow from the reservoir and up through the casing and the blowout preventer (BOP) for 87 days, causing a very significant oil spill.
The Deepwater Horizon rig was operated by Transocean Holdings LLC and was drilling the Macondo exploration well. The well forms part of the Mississippi Canyon Block 252 (MC252) lease, in respect of which BP Exploration & Production Inc. was the named party and operator with a 65% working interest. The well was in a water depth of 5,000 feet and 43 nautical miles from shore.
BP tackled the leak at its source in multiple, parallel ways, which over time included: attempting to fit caps on the well, using containment systems to pipe oil to vessels on the surface, sealing the well through a static-kill procedure and drilling relief wells. BP recognized early in the incident that drilling relief wells constituted the ultimate means to seal and isolate the well permanently and stop the flow of oil and gas. Two relief wells were drilled, the first of which was started on 2 May; the second was started on 16 May as a contingency.
On 15 July, BP successfully shut in the Macondo well and then commenced a static-kill procedure. On 9 August, BP confirmed that the casing had been successfully sealed with cement. On 16 September, the first relief well intercepted the annulus of the Macondo well. After completing cementing operations on 19 September, BP, the federal government scientific team and the National Incident Commander concluded that the well-kill operations had successfully sealed the annulus.
BP then began the abandonment of the Macondo well, which included removing portions of the casing and setting cement plugs. This work was completed on 8 November. In parallel, operations to plug and abandon (P&A) the relief well that intercepted the Macondo well also took place and were completed on 30 September. P&A of the second relief well is in progress and is expected to complete in early March 2011. All response activities at the Macondo site (with the exception of the final seabed survey and seismic sweep, which are scheduled to take place at the end of first quarter in 2011), were completed on 8 January with the recovery of the buoy and anchor system for the free-standing riser.
The group income statement for the year ended 31 December 2010 includes a pre-tax charge of $40.9 billion in relation to the Gulf of Mexico oil spill. See Financial consequences on page 38 and Financial statements - Note 2 on page 158 for more details.

In addition, the following information is extracted from page 41 of the BP Annual Report and Form 20-F 2010:

We continually seek access to resources and in 2010, in addition to new access resulting from acquisitions as detailed on page 43, this included Azerbaijan, where BP and the State Oil Company of the Republic of Azerbaijan (SOCAR) signed a new 30-year PSA on joint exploration and development of the Shafag-Asiman structure in the Caspian; China, where we farmed into Block 42/05 in the deepwater South China Sea; the Gulf of Mexico, where we were awarded 18 blocks through the Outer Continental Shelf Lease Sale 213, eleven of which have been executed and seven have yet to be executed; Indonesia, where we were awarded the North Arafura PSC onshore Papua; Jordan, where on 3 January 2010, we received approval from the Government of Jordan to join the state-owned National Petroleum Company (NPC) to exploit the onshore Risha concession in the north east of the country; onshore US, with further properties in the Eagle Ford shale gas play; and the UK, where we were awarded seven blocks in the 26th offshore licensing round.
Since the start of 2011, we have been awarded four blocks in the Ceduna Basin, offshore South Australia and, subject to partner and government approval, we have signed a new agreement with the China National Offshore Oil Corporation (CNOOC) to explore Block 43/11 in the South China Sea. We have also announced a strategic global alliance with Rosneft, which includes an agreement to explore and develop three licence blocks in Russia's South Kara Sea. See Legal proceedings on page 133 for information on an interim injunction, granted by the English High Court on 1 February 2011 and effective until 11 March 2011, restraining BP from taking any further steps in relation to the Rosneft transactions pending the outcome of arbitration proceedings.
On 21 February 2011, Reliance Industries Limited and BP announced their intention to form a partnership in which BP will take a 30% stake in 23 oil and gas production sharing contracts that Reliance operates in India, and a 50:50 joint venture for the sourcing and marketing of gas in India. See page 43 for further information.
In November 2010, we announced the Hodoa gas discovery in the deepwater West Nile Delta area of Egypt.
Three major projects came onstream in 2010. Production commenced at the In Salah Gas compression project in Algeria, the Great White field in the Gulf of Mexico, and the Noel field in Canada. In 2010 we took final investment decisions on 15 projects.

In addition, the following information is extracted from page 24 of the BP Annual Report and Form 20-F 2010.

In 2010, BP acquired a major portfolio of deepwater exploration acreage and prospects in the US Gulf of Mexico and an additional interest in the BP-operated Azeri-Chirag-Gunashli (ACG) developments in the Caspian Sea, Azerbaijan for $2.9 billion, as part of a $7-billion transaction with Devon Energy. For further information on this transaction, including required government approvals, see Exploration and Production on page 43. As part of the response to the Gulf of Mexico oil spill, the group plans to deliver up to $30 billion of disposal proceeds by the end of 2011. Total disposal proceeds during 2010 were $17 billion, which included $7 billion from the sale of US Permian Basin, Western Canadian gas assets, and Western Desert exploration concessions in Egypt to Apache Corporation (and an existing partner that exercised pre-emption rights), and $6.2 billion of deposits received in advance of disposal transactions expected to complete in 2011. Of these deposits received, $3.5 billion is for the sale of our interest in Pan American Energy to Bridas Corporation, $1 billion for the sale of our upstream interests in Venezuela and Vietnam to TNK-BP, and $1.3 billion for the sale of our oil and gas exploration, production and transportation business in Colombia to a consortium of Ecopetrol and Talisman, the latter completing in January 2011. See Financial statements - Note 4 on page 163.
In Refining and Marketing we made disposals totalling $1.8 billion, which included our French retail fuels and convenience business to Delek Europe, the fuels marketing business in Botswana to Puma Energy, certain non-strategic pipelines and terminals in the US, our interests in ethylene and polyethylene production in Malaysia to Petronas and our interest in a futures exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2 March, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary